M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

FAX: 212-326-0806

ali.panjwani@pryorcashman.com

May 31, 2023

Via Edgar

Mr. Patrick Faller

Mr. Jeff Kausten

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Registration Statement on Form F-1
Filed May 9, 2023
File No. 333-271771

Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration on Form F-1 (as amended, the “Form F-1”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2023.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated May 23, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form F-1.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form F-1 filed May 31, 2023

Cover Page

1.	We note the disclosures throughout your registration statement, including on the cover page, that your offering of common shares and warrants will be at an “assumed” public offering price. Please revise to confirm that the offering price will be fixed for the duration of this offering.

Response: The Company has complied with the Staff’s request by revising the cover page and page 7 of Amendment No. 1.

Securities and Exchange Commission

May 31, 2023

2.	Please revise your cover page and summary of “The Offering” on page 6 to (i) disclose the exercise limitation for holders of your common warrants as disclosed on page 17 and (ii) clarify that investors “may not” exercise any portion of the pre-funded warrants to the extent that a holder would own more than 4.99% (or up to 9.99% with prior notice) of your outstanding common shares immediately after exercise as disclosed on page 16.

Response: The Company has complied with the Staff’s request by revising the cover page and summary of “The Offering” on page 6 of Amendment No. 1.

Prospectus Summary, page 1

3.	Please revise your prospectus summary to briefly describe the notification from Nasdaq that the company is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules.

Response: The Company has complied with the Staff’s request by adding a brief description of the notification from Nasdaq on page 3 of Amendment No. 1.

Risk Factors, Page 8

4.	Please expand your risk factors to note that the common warrants and pre-funded warrants are speculative in nature. Disclose that there is no assurance that the market price of your common shares will ever equal or exceed the exercise price of the common warrants and that the common warrants may expire worthless.

Response: The Company has complied with the Staff’s request by adding a risk factor on page 10 of Amendment No. 1.

5.	Please add a risk factor that addresses how you are offering to sell a substantial number of common shares and warrants and pre-funded warrants to purchase common shares in this offering relative to your outstanding public float and discuss the impact this may have on the market price of your common shares and potential consequences for investors. Quantify the number of common shares you are registering to sell (assuming the exercise of the common shares issuable upon the warrants and pre-funded warrants that you are registering) as a percentage of the outstanding common shares prior to your offering.

Response: The Company has complied with the Staff’s request by adding a risk factor on page 11 of Amendment No. 1.

Securities and Exchange Commission

May 31, 2023

The trading price of our common shares has been, and is likely to continue to be highly volatile..., page 8

6.	Please expand your risk factor to describe more fully the consequences of your capitalization and the size of your public float, including that you may have lower trading volume and less liquidity than large-capitalization companies. Discuss whether the volume of your common stock has in the past fluctuated more dramatically than the stock market in general and/or that it could experience such volatility in the future. Address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company has complied with the Staff’s request by revising the risk factor titled “The trading price of our common shares has been, and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control” beginning on page 9 of Amendment No. 1.

General

7.	Information provided throughout your registration statement assumes that you will receive the full amount of the offering. Given that this is a best-efforts, no minimum offering, please revise the prospectus–including the prospectus summary, dilution and use of proceeds sections–to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the securities being sold. Describe any anticipated material changes in the use of proceeds if all of the securities being registered on your registration statement are not sold.

Response: The Company has complied with the Staff’s request by revising the prospectus summary, dilution, and use of proceeds sections to show the impact of receiving proceeds at 10%, 25%, 50%, 75% and 100%. The Company does not believe its inability to raise a minimum amount of proceeds will have a material impact on the Company. Accordingly, we believe the revised disclosure describes the impact of receiving proceeds at varying levels.

*         *         *

Securities and Exchange Commission

May 31, 2023

The Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Craig Finster
Versus Systems Inc.